Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation

Inozyme Securities Corp.	Massachusetts
Inozyme Pharma Ireland Limited	Ireland
Inozyme Pharma Switzerland GmbH	Switzerland